Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL'S HAS APPOINTED
JULIAD ADAMS, PHD, AS CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Tel Aviv, Israel, November 20, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that it was informed by Gamida Cell Ltd. ("Gamida"), an indirect associate of the Company, that Gamida appointed Julian Adams, Ph.D, as chairman and chief executive officer. He succeeds Yael Margolin, Ph.D., which will remain president of Gamida and will continue to lead Gamida's activities in Israel.

Upon his appointment, Dr. Adams ceased to serve as President and Chief Scientist of Clal Biotechnology Industries Ltd., which own 18% of Gamida.

Dr. Adams has more than 30 years of experience in the drug development process, with an emphasis on the oncology field. Dr. Adams served as President of Research and Development at Pharmaceuticals Infinity. Prior to that, Dr. Adams served as senior Vice President of drug discovery and development at Millennium Pharmaceuticals, where he played a key role in the discovery of Velcade®, a therapy widely used for treatment of the blood cancer, multiple myeloma, which is sold in billions of dollars a year. In addition, he also held senior leadership roles in research and development at LeukoSite, ProScript, and Boehringer Ingelheim, where he played a key role in the discovery of Viramune®, a medication for the treatment of AIDS.

Dr. Adams holds more than 40 patents from the United States Patent and Trademark Office (USPTO) and has authored more than 100 papers and book chapters in peer-reviewed journals.

Dr. Adams received a B.S. from McGill University and a Ph.D. from the Massachusetts Institute of Technology. He also earned a Doctor of Science, honoris causa, from McGill University in 2012.

The Company holds approximately 89.64% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.64% on a fully diluted basis) which, in turn, holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com